Exhibit 1.4

AMENDMENT TO MEMORANDUM OF ASSOCIATION

The shareholders of the Bank, by resolution passed at the Annual General Meeting held on July 06, 2011, have approved the amendment to the Memorandum of Association of the Bank:

The clause V of the Memorandum of Association, as amended, is as under:

Clause V -

‘The Capital of the Company is Rs. 550,00,00,000/- (Rupees Five Hundred and Fifty Crores Only) divided into 275,00,00,000 (Two Hundred Seventy Five Crores) Equity Shares of Rs. 2/- each with a power to increase or reduce the share capital’.